
Group plc

12th February 2002



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

02015570

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	Document
12.02.02	LSE Notification – USS shares acquired

If you should have any questions or comments, please call the undersigned at 001-44-161 0425.

Yours faithfully

Craig Slater
Finance Director

3/4

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000   Fax: 0161 272 4001   e-mail: hq@4imprint.co.uk   website: www.4imprint.co.uk
Registered Office: 4imprint, Park 17, Moss Lane, Whitefield M45 8FJ   Registered Number: 00177991

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements
All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4imprint Group plc	UNIVERSITIES SUPERANNUATION SCHEME LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
IN RESPECT OF 2 ABOVE	N/A

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
300,000	1.04%	—	—

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38 6/13 P	12-02-02	12-02-02

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
1,086,027	3.78%

14. Any additional information	15. Name of contact and telephone number for queries
/	CARLA WATTS (0161) 272 4021

16. Name and signature of authorised company official responsible for making this notification
R. Betts   CRAIG SLATER COMPANY SECRETARY
Date of notification 12TH FEBRUARY 19 2002

USS
UNIVERSITIES
SUPERANNUATION
SCHEME LIMITED

The Company Secretary
4Imprint Group Plc
Park 17
Moss Lane
Whitefield
MANCHESTER
M45 8FJ

Your ref
Our ref   CLM/SLC
Date   12 February 2002

Dear Sir

Disclosure of interests in shares

We write to advise you that following a recent purchase of 300,000 shares our holding in 4Imprint Group Plc has been increased to 1,086,027 ordinary 38.5p shares.

We believe the number of shares in issue at present is 28,712,756 and therefore our holding now represents 3.78% of the issued share capital of the company.

We should be pleased if you would note this change in your records and arrange for the relevant notification to be made to the London Stock Exchange in due course.

Yours faithfully

Louise Merciar
Financial Accountant


ROYAL LIVER BUILDING, LIVERPOOL L3 1PY   TEL: 0151 227 4711   FAX: 0151 236 3173
EMAIL: postbox@usshq.co.uk   WEBSITE: www. usshq.co.uk
Registered in England No 1167127   Registered Office as above
London Investment Office: 11th Floor, Angel Court, London EC2R 7EQ.   Tel: 020 7972 0300 Fax: 020 7600 4815
Regulated by IMRO in the conduct of Investment Business

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